1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Oct. 12, 2006

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F       x             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No       x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2006/10/12

Chunghwa Telecom Co., Ltd.

By:	/s/ Hank H. C. Wang
Name:	Hank H. C. Wang
Title:	Senior Managing Director
Finance Department

Exhibit

Exhibit	Description
1.	Announcement on 2006/09/21 : The procurement for 2G Network Performance-Maintained Project in 2006

2.	Announcement on 2006/09/25 : Chunghwa Telecom is going to hold road show for ADR offering

3.	Announcement on 2006/09/29 : FTC imposed a fine of NT$2.72 million on CHT

4.	Announcement on 2006/09/29 : To announce the contract CHT signed with Kindom Construction Corp. to cooperate developing the land

5.	Announcement on 2006/10/11 : Sep 2006 sales

EXHIBIT 1

The procurement for 2G Network Performance-Maintained Project in 2006

Date of events: 2006/09/21

Contents:

1.	Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):2G Network Performance- Maintained Project in 2006

2.	Date of the occurrence of the event:2006/09/21

3.	Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:NT$540,000,000

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Nortel Networks Limited

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:N/A

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):N/A

8.	Terms of delivery or payment (including payment period and monetary amount):In accordance with the contract

9.	The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:In accordance with the Procurement Management Rules of Chunghwa Telecom

10.	Name of the professional appraisal institution and its appraisal amount:N/A

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:N/A

12.	Is the appraisal report price a limited price or specific price?:N/A

13.	Has an appraisal report not yet been obtained?:N/A

14.	Reason an appraisal report has not yet been obtained:N/A

15.	Broker and broker’s fee:N/A

16.	Concrete purpose or use of the acquisition or disposition:2G Network Performance-Maintained of Chunghwa Telecom Co., Ltd.

17.	Do the directors have any objection to the present transaction?:N/A

18.	Any other matters that need to be specified:N/A

EXHIBIT 2

Chunghwa Telecom is going to hold road show for ADR offering

Date of events: 2006/09/25

Contents:

1.	Date of the investor/press conference:2006/09/25~2006/09/29

2.	Location of the investor/press conference:Europe, USA, and Asia.

3.	Financial and business related information:Plesae reference http://newmops.tse.com.tw/

4.	Any other matters that need to be specified:none.

EXHIBIT 3

FTC imposed a fine of NT$2.72 million on CHT

Date of events: 2006/09/29

Contents:

1.	Parties to the legal matter, name of the court, disposing agency, and reference/case numbers of relevant documents:Chunghwa Telecom(CHT); Fair Trade Commission(FTC); not received yet.

2.	Date of occurrence of the event:2006/09/29

3.	Background and circumstances of the matter (including the property/subject matter under dispute):The FTC determined that the advertisement for the extremely low transmit power of the 3G mobile from CHT contained misleading representations as to quality and content of services and violated Article 21, paragraph 3 of the Fair Trade Law.

4.	Course and progression of handling of the matter:The FTC made a administrative action as mentioned.

5.	Effect on company finances and business and estimated monetary amount of the effect:NT$2.72million.

6.	Countermeasures and status of amelioration:CHT will file an administrative appeal against it.

7.	Any other matters that need to be specified:None.

EXHIBIT 4

To announce the contract CHT signed with Kindom Construction Corp. to cooperate developing the land

Date of events: 2006/09/29

Contents:

1.	Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Land located at Ching-ping Lot No. 23&26, Junghe city, Taipei County

2.	Date of the occurrence of the event:2006/09/29

3.	Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:3,810.68 square meters, equivalent to 1,152.73 p’ing, unit price per p’ing: NT$663,212.75, total land-selling transaction price:NT$764,505,238. CHT entrusts Kindom Construction Corp. to build “Ban-he Operation Center” in Nanshijao of 206 square meters. Total construction amount is NT$ 18,540,000

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:N/A

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Anticipated conducting benefit NT$501,481,949

8.	Terms of delivery or payment (including payment period and monetary amount):

1.	Price of selling land:

Date of signing: receive NT$25,560,000

Within 30 days after signing: receive NT$22,378,000

Within 20 days after paying the value-added tax: receive NT$22,378,000

Day of cede the land’s ownership: receive NT$291,385,238

2.	Price of entrusted building:

Date of signing:defray NT$4,635,000

Date of obtaining the construction license and beginning working:defray

NT$4,635,000 for obtaining the construction license, and defray

NT$4,635,000 for beginning working

Date of obtaining the using license:defray NT$4,635,000

9.	The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:Decision of board of directors on 2006/04/25; transaction way and price by using invited election

10.	Name of the professional appraisal institution and its appraisal amount:G-Beam Real Estate Appraisers Firm, NT$510,659,656

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:None

12.	Is the appraisal report price a limited price or specific price?:None

13.	Has an appraisal report not yet been obtained?:None

14.	Reason an appraisal report has not yet been obtained:N/A

15.	Broker and broker’s fee:None

16.	Concrete purpose or use of the acquisition or disposition:To develop CHT’s unused assets, improving Ban-he Operation Center’s congested situation in Nanshijiao, expanding operation scale, and advance service quality

17.	Do the directors have any objection to the present transaction?:None

18.	Any other matters that need to be specified:N/A

EXHIBIT 5

Chunghwa Telecom

Oct. 11, 2006

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Sep. 2006

1)	Sales volume (NT$ Thousand)

Period	Items	2006	2005	Changes	%
Sep.	Invoice amount	17,957,875	18,239,583	- 281,708	- 1.54%
Jan - Sep.	Invoice amount	158,511,091	158,430,099	80,992	0.05%
Sep	Net sales	15,690,464	15,993,563	- 303,099	- 1.90%
Jan - Sep.	Net sales	137,494,423	136,919,581	574,842	0.42%

b	Trading purpose : None